Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross ranked top socially responsible mining company by Maclean’s

Toronto, Ontario, June 16, 2015 – Kinross Gold Corporation (TSX:K; NYSE:KGC) has been ranked the top mining company on the list of Top 50 Most Socially Responsible Companies in Canada developed by Maclean’s magazine in partnership with Sustainalytics, an independent sustainability investment research firm.

The ranking, which appears in the June 15th edition of Maclean’s, comes after Kinross was recognized earlier this month as one of Canada’s Best 50 Corporate Citizens for the sixth consecutive year by Corporate Knights, a media and research firm that promotes social responsibility in the private sector.

“Operating in a socially responsible and sustainable manner is about partnership,” said J. Paul Rollinson, Kinross President and CEO. “We approach that partnership on the basis of respect and a desire to contribute to the prosperity and well-being of the communities where we operate. These rankings reflect the dedication of our employees to transforming that commitment into tangible results when it comes to everything from local hiring, and engaging local suppliers to employing environmental best practices.”

Kinross strives to conduct all its operations in a manner that is safe for employees and local communities, protective of the environment and beneficial to the host countries and communities where it operates. Kinross’ key corporate responsibility accomplishments and commitments include:

▪	A ‘safety first’ approach that has resulted in one of the top safety records in the industry.
▪	A commitment to generating sustained economic benefits in the communities and countries where Kinross operates with:
o	98% of the company’s workforce from the host countries where Kinross operates
o	78% of total expenditures at Kinross’ operations spent in host countries in 2013
o	74% of all goods and services procured in host countries in 2013
▪	The implementation of Site Responsibility Plans at each site, which provide a framework for engaging stakeholders and developing strategies that support Kinross’ commitments to its host communities. In 2014:
o	90,500 stakeholders were engaged in active dialogue regarding company activities
o	Kinross contributed to 687 local community programs, initiatives and events affecting an estimated 805,000 people
▪	Kinross is also a signatory to the United Nations Global Compact and one of the original signatory companies to the International Cyanide Management Code.

Kinross has also been listed on the Jantzi Sustainability Index (JSI), which is owned by Sustainalytics, since 2007. JSI is a market capitalization-weighted stock index consisting of 60 Canadian companies that pass a broad set of environmental, social and governance rating criteria. In May, Sustainalytics released a Sector Report for Precious Metals, showing Kinross as the second highest-scoring precious metals company in the world, based on a comprehensive review of industry-specific environmental, social and governance (ESG) issues such as community relations and climate change.

For more information about the Top 50 Most Socially Responsible Companies in Canada, visit:
http://www.macleans.ca/economy/business/canadas-top-50-most-socially-responsible-companies/.

For more information about the Corporate Knights Best 50 Corporate Citizens in Canada, visit:
http://www.corporateknights.com/reports/2015-best-50.

For more information about Kinross Gold’s progress on delivering on its commitment to responsible mining, visit:
http://2013corporateresponsibilityreport.kinross.com/.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

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